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                           March 4, 2022

       James P. Henderson
       Executive Vice President Finance and Chief Financial Officer Whiting Petroleum Corporation
       1700 Lincoln Street, Suite 4700
       Denver, Colorado 80203-4547

                                                        Re: Whiting Petroleum
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No 001-31899

       Dear Mr. Henderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Supplemental Disclosures About Oil and Gas Producing Activities
(Unaudited)
       Revision of 2019 and 2020 Standardized Measure of Discounted Future Net Cash Flows, page
       109

   1. We have considered your response letter dated December 10, 2021 regarding disclosure in your Form 10-K for the
fiscal year ended December 31, 2020. We believe the impact of the error related to
your treatment of abandonment costs for purposes of calculating the standardized measure of
discounted future net cash flows was quantitatively material to the net measure as of
December 31, 2020 and to various individual line items as of
                                                        December 31, 2018, 2019
and 2020. Further, we believe the qualitative factors you
                                                        describe do not
overcome the quantitative impact of the errors. Accordingly, we do not agree with your
conclusion that the errors are immaterial. Please amend your Form 10-K for the year ended
December 31, 2021 to restate your presentation of the standardized measure for the periods
ending December 31, 2020 and 2019. Additionally, in light of the
 James P. Henderson
Whiting Petroleum Corporation
March 4, 2022
Page 2
         restatement, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comment. Please contact Craig Arakawa, Branch Chief, at
(202) 551-
3650 with any other questions.



FirstName LastNameJames P. Henderson                          Sincerely,
Comapany NameWhiting Petroleum Corporation
                                                              Division of
Corporation Finance
March 4, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName